Exhibit (a) (14)

            Description Of Tax Consequences To Employees In Ireland

MATERIAL IRISH INCOME TAX CONSEQUENCES

         The following is a general summary of the material Irish income tax consequences of the exchange of eligible options and the grant of the new options or replacement options, as the case may be, pursuant to this offer applicable to the Irish subsidiaries of Nortel Networks and to those eligible employees who are residents of Ireland (excluding expatriates). This discussion is based on the applicable provisions of the Irish tax legislation in force on June 15, 2001, which are subject to change.

         Eligible employees who are residents of Ireland who exchange eligible options for new options or replacement options, as the case may be, will not be required to recognize income for Irish income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange for Irish income tax purposes. At the date of grant of the new options or replacement options, as the case may be, eligible employees who are residents of Ireland will not be required to recognize income for Irish income tax purposes. The grant of options is not recognized as taxable income for Irish income tax purposes.

         Upon the exercise of a new option or replacement options, as the case may be, the optionee will recognize income from employment in an amount equal to the excess of (i) the fair market price of the shares purchased upon such exercise, on the date such option is exercised, over (ii) the exercise price of the shares purchased upon such exercise. The income will be subject to regular rates of income tax. Optionees may elect to defer the payment of the tax until the earlier of :

         (a)  1 November following the year in which the shares are sold; and
         (b) 1 November, seven years following the year in which the exercise occurred.

         Upon any subsequent sale of such shares, the optionee will recognize a capital gain (or loss) in an amount equal to the difference between the amount realized on the sale of the shares and the fair market price of such shares on the date of exercise of such shares (i.e. the exercise price plus the bargain element that has been included in income already). The current rate of tax applicable to capital gains is 20% (2001).

         WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.